                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Vintage Petroleum, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   927460-10-5
                                 --------------
                                 (CUSIP Number)

                            Thomas Boone Pickens, Jr.
                            260 Preston Commons West
                                8117 Preston Road
                               Dallas, Texas 75225
                                 (214) 265-4165
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 14, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Please Send Copies of Notices and Communications to:

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615

                                  SCHEDULE 13D

---------------------                                                -----------
CUSIP No. 927460-10-5                                                Page 2 of 8
---------------------                                                -----------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BP Capital Energy Equity Fund, L.P., a Delaware limited partnership
                       75-2948254
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   4,228,544
                                 -----------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
                                 -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                  4,228,544
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                                    0
--------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          5,293,700
--------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

                                          N/A
--------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          8.4% (1)
--------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          PN
--------------------------------------------------------------------------------

(1) Based on a total of 63,081,322 Shares outstanding on March 15, 2002, as disclosed in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2001.

---------------------                                                -----------
CUSIP No. 927460-10-5                                                Page 3 of 8
---------------------                                                -----------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership
                        75-2958603
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   1,065,156
                                 -----------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
                                 -----------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                  1,065,156
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                                    0
--------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          5,293,700
--------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

                                          N/A
--------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          8.4% (1)
--------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          PN
--------------------------------------------------------------------------------

(1) Based on a total of 63,081,322 Shares outstanding on March 15, 2002, as disclosed in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2001.

---------------------                                               -----------
CUSIP No. 927460-10-5                                               Page 4 of 8
---------------------                                               -----------

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, $.005 par value per share (the "Shares"), of Vintage Petroleum, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 110 West Seventh Street, Tulsa, Oklahoma 74119-1029.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The name of the persons filing this Statement are BP Capital Energy Equity Fund, L.P., a Delaware limited partnership ("Energy"), and BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership ("International") (collectively, the "Filing Persons").

         (b) The principal business address of the Filing Persons is 260 Preston Commons West, 8117 Preston Road, Dallas, Texas 75225.

         (c) The general partner of Energy and International is BP Capital Management, L.P., a Delaware limited partnership ("Management"). Management's general partner is TBP Investments Management LLC, a Delaware limited liability company ("TBPIM"). TBPIM's Chairman and Chief Executive Officer is Thomas Boone Pickens, Jr. ("Mr. Pickens"). TBPIM's managing directors are Ronald D. Bassett ("Mr. Bassett"), G. Michael Boswell, M. Garrett Smith ("Mr. Smith") and Robert
L. Stillwell ("Mr. Stillwell"). Mr. Smith is TBPIM's Chief Financial Officer. TBPIM is wholly owned by Messrs. Pickens, Bassett and Stillwell. In the aforementioned capacities, each of the foregoing may be deemed the beneficial owner of the Shares beneficially owned by other members of the group.

                  The principal business of the Filing Persons is investing in securities of companies engaged in the energy and natural resources industries. The principal business of Management is acting as the general partner of the Filing Persons. The principal business of TBPIM is acting as the general partner of Management. The principal occupation of each of the natural persons named above is to act in the capacity named above. The principal business address of Management, TBPIM and each of the natural persons named above is the same as that of the Filing Persons.

         (d) and (e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

         (f) Each of the entities named above is a citizen of Delaware. Each of the natural persons named above is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by Energy for the purchase of 4,228,544 Shares was approximately $61,074,491 and was obtained from working capital and, from time to time, in part by margin account loans from Bear, Stearns Securities Corp., extended in the ordinary course of business.

         The total amount of funds required by International for the purchase of 1,065,156 Shares was approximately $14,041,093 and was obtained from working capital and, from time to time, in part by margin account loans from Bear, Stearns Securities Corp., extended in the ordinary course of business.

---------------------                                               -----------
CUSIP No. 927460-10-5                                               Page 5 of 8
---------------------                                               -----------

ITEM 4. PURPOSE OF TRANSACTION.

         The Filing Persons have acquired the Shares because they believe that investor assessment of the Issuer's intrinsic value as reflected in the market price of the Shares is too low. The Filing Persons further believe that the Issuer may or should be a candidate for a transaction involving a leveraged buy-out or sale of the company. The Filing Persons have no knowledge that any such transaction is or may be under consideration by the Issuer or any third party. The Filing Persons are in the process of reviewing the feasibility of making a proposal to acquire all or a substantial portion of the equity in the Issuer and may make such a proposal based on their assessment of the factors described below; however, there is no assurance that any such proposal will be made.

         The Filing Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the factors discussed below and any other factors that are or become relevant, the Filing Persons may acquire additional Shares in open market or privately negotiated transactions; may sell all or part of their Shares in open market or privately negotiated transactions; may recommend to management of the Issuer one or more transactions involving the sale of all or a part of the equity interest in the Issuer; may make to the management of the Issuer a proposal for acquisition by the Filing Persons and others of all or a part of the equity interest in the Issuer; may distribute Shares to various of their partners; or may engage in any combination of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals, distributions or other transactions may be made at any time without additional prior notice.

         Any alternative that the Filing Persons might pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic and industry conditions, the availability and forms of financing, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

         Although the foregoing reflects activities presently contemplated by the Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Filing Persons will take any of the actions set forth above. Except as set forth above, the Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Filing Persons may be deemed to beneficially own 5,293,700 Shares (which is approximately 8.4% of the Shares outstanding on March 15, 2002, as disclosed in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2001).

         (b)                                               SOLE          SHARED               SOLE          SHARED
                                                          VOTING         VOTING            DISPOSITIVE    DISPOSITIVE
                                                           POWER          POWER               POWER          POWER
                                                         ---------       -------           -----------    -----------
         BP Capital Energy Equity Fund, L.P.             4,228,544            0             4,228,544           0
         BP Capital Energy Equity International
              Holdings I, L.P.                           1,065,156            0             1,065,156           0

         (c) All transactions in the Shares by the Filing Persons effectuated within the past 60 days are set forth in Schedule A.

---------------------                                               -----------
CUSIP No. 927460-10-5                                               Page 6 of 8
---------------------                                               -----------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Filing Persons or any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement, dated March 22, 2002, entered into by and between Energy and International.

---------------------                                               -----------
CUSIP No. 927460-10-5                                               Page 7 of 8
---------------------                                               -----------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 22, 2002


                                       BP CAPITAL ENERGY EQUITY FUND, L.P.

                                       By:  BP Capital Management, L.P., its
                                            general partner
                                       By:  TBP Investments Management LLC, its
                                            general partner



                                            By: /s/ G. Michael Boswell
                                               ---------------------------------
                                            Name: G. Michael Boswell
                                            Title: Managing Director



                                       BP CAPITAL ENERGY EQUITY INTERNATIONAL
                                       HOLDINGS I, L.P.

                                       By:  BP Capital Management, L.P., its
                                            general partner
                                       By:  TBP Investments Management LLC, its
                                            general partner



                                            By: /s/ G. Michael Boswell
                                               ---------------------------------
                                            Name: G. Michael Boswell
                                            Title: Managing Director

---------------------                                               -----------
CUSIP No. 927460-10-5                                               Page 8 of 8
---------------------                                               -----------

                                   SCHEDULE A

                TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY THE FILING PERSONS WERE THE FOLLOWING PURCHASES: *

                 DATE                       PRICE                ENERGY             INTERNATIONAL
              ----------                    ------               -------            -------------
              01/31/2002                    $11.68                22,400                 5,600
              02/28/2002                    $ 9.97               237,600                59,400
              03/08/2002                    $11.26                16,000                 4,000
              03/11/2002                    $11.34                16,000                 4,000
              03/12/2002                    $11.70               104,000                26,000
              03/13/2002                    $11.84                64,000                16,000
              03/14/2002                    $12.11               460,000               115,000
              03/15/2002                    $12.23               137,760                34,440
              03/18/2002                    $12.58               107,040                26,760
              03/19/2002                    $13.48               440,000               110,000
              03/20/2002                    $13.69               105,600                26,400
              03/21/2003                    $14.23               301,520                75,380
              03/22/2002                    $14.07               213,920                53,480



--------
* All such transactions were effectuated in the open market.

                                INDEX TO EXHIBITS


         EXHIBIT
         NUMBER         DESCRIPTION
         -------        -----------
           1            Joint Filing Agreement, dated March 22, 2002, entered
                        into by and between Energy and International.